EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
EchoStar Corporation:

We consent to the incorporation by reference in the following registration statements of EchoStar Corporation of our report dated March 7, 2012, with respect to the consolidated balance sheets of EchoStar Corporation and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2011, the financial statement schedules I and II, and the effectiveness of internal control over financial reporting as of December 31, 2011, which report appears in the December 31, 2011 annual report on Form 10-K of EchoStar Corporation.

Our report on the effectiveness of internal control over financial reporting as of December 31, 2011 contains an explanatory paragraph that states that the aggregate amount of total assets and revenue of Hughes Communications, Inc. that is excluded from management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2011 is $2.709 billion and $676 million, respectively. Our audit of internal control over financial reporting also excluded an evaluation of the internal control over financial reporting of this entity.

Form	Registration Statement No.	Description

S-8	333-162339	Additional shares for 2008 Employee Purchase Plan
S-8	333-148416	2008 Stock Incentive Plan
2008 Employee Purchase Plan
2008 Nonemployee Director Stock Option Plan
2008 Class B CEO Stock Option Plan

KPMG LLP

Denver, Colorado

March 7, 2012